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THE HARTFORD

May 5, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention: Division of Investment Management

Re:	Withdrawal of Registration Statements filed on Form N-6 on May 1, 2009 for
Hartford Life and Annuity Insurance Company, Separate Account VL II
File Nos. 333-155092; 811-07273
Hartford Life Insurance Company, Separate Account VL II
File Nos. 333-155096; 811-07271

Ladies and Gentlemen:

Please withdraw the above-referenced filings that were filed with Securities and Exchange Commission on May 1, 2009, accession numbers 0001104659-09-027909 and 0001104659-09-027990.

The May 1, 2009 filing was incorrectly filed on Form N-6 under Rule 485(b) when it should have been filed as an amendment to an N-6/A.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
Assistant Vice President and Senior Counsel